                                                                Exhibit 22









                         FIRST CHICAGO CORPORATION










                           FIRST QUARTER REPORT



                    For the Period Ended March 31, 1994

FINANCIAL SUPPLEMENT

CONTENTS
- - -----------------------------------------------------------------

Letters to Stockholders                                         1
Earnings and Balance Sheet Review                               2
Annual Meeting Summary                                          3
Consolidated Balance Sheet                                      4
Consolidated Income Statement                                   5
Five-Quarter Comparative Income Statement                       6
Credit Data/Capital Data                                        7
Board of Directors/Stockholder Information      INSIDE BACK COVER
- - -----------------------------------------------------------------



FINANCIAL HIGHLIGHTS

FIRST CHICAGO CORPORATION AND SUBSIDIARIES

- - -------------------------------------------------------------------------
                                            Three Months Ended
                                                 March 31
(Dollars in millions, except                ------------------   Change
 per share data)                              1994      1993     ------
- - -------------------------------------------------------------------------
Earnings
Net interest income--tax-equivalent basis..   $ 335.5   $ 305.0   + 10%
Combined credit provisions.................      50.2      65.5   - 23%
Noninterest income.........................     501.9     490.5   +  2%
Noninterest expense (excluding provision
  for other real estate)...................     484.3     433.6   + 12%
Net income.................................     193.8     179.1   +  8%
Primary earnings per share.................      2.05      1.97   +  4%
Fully diluted earnings per share...........      2.00      1.91   +  5%
Net interest margin........................      2.75%     2.58%  +  7%
Return on assets...........................      1.28      1.30   -  2%
Return on common stockholders' equity......      20.2      23.9   - 15%
- - -------------------------------------------------------------------------
AVERAGE BALANCES
Loans......................................   $22,460   $22,162   +  1%
Earning assets.............................    49,488    47,939   +  3%
Total assets...............................    61,475    55,826   + 10%
Common stockholders' equity................     3,620     2,803   + 29%
Stockholders' equity.......................     4,381     3,521   + 24%
- - -------------------------------------------------------------------------

                                                 At March 31
                                              -----------------
BALANCE SHEET                                   1994      1993   Change
                                              -------   -------  ------
Assets.....................................   $59,843   $48,482   + 23%
Deposits...................................    28,833    27,687   +  4%
Loans......................................    23,782    21,666   + 10%
Common stockholders' equity................     3,647     2,888   + 26%
Stockholders' equity.......................     4,408     3,757   + 17%
- - -------------------------------------------------------------------------

                              Inside front cover

First Chicago Corporation - First Quarter Report
For the Period Ended March 31, 1994

To the Owners of First Chicago:

The first quarter marked our sixth consecutive quarter of solid earnings, reflecting the diversity and strength of all our businesses. Net income for the quarter was $193.8 million, or $2.00 per common share on a fully diluted basis. This compares favorably with year-ago results of $1.91 per share and fourth quarter 1993 results of $1.77. Return on common stockholders' equity for the first quarter of 1994 was 20%.

Highlights of the quarter were: better than expected growth in our credit card business, wider net interest margins, continued credit quality improvement, and strong venture capital gains. Losses in trading activities under difficult market conditions partially offset those excellent gains. In addition, there was a special gain and some non-recurring charges that were largely offsetting.

The credit card business continued to be a major contributor to earnings. Total credit card receivables climbed 23% from a year ago, ending the quarter at $10.4 billion. Revenues from this business once again exceeded our expectations.

Credit card growth, combined with increased volume in middle market loans and a reduction of thinner-margin large corporate loans, has created a higher-yielding loan mix. This improved loan composition is reflected in the first quarter net interest margin, which rose significantly from previous levels.

Credit quality continued to be excellent in the first quarter. The total provision for credit losses, which comprises both consumer and commercial portfolios, was $50 million -- the lowest provision posted in five years. Nonperforming assets were essentially unchanged from their low levels at year-end 1993, while reserves remained very strong.

Extreme volatility in global financial markets during the quarter led to a $54 million loss in the emerging markets trading unit. This loss more than offset moderate profits in other trading activities, resulting in a combined trading loss of $25 million. We have trimmed back our positions in emerging markets securities in response to currently unsettled market conditions. However, we continue to believe that this business will provide attractive opportunities over the long term.

Our venture capital portfolio produced significant equity gains of $119 million in the quarter. Net income from venture capital was $69 million, or $0.73 per share. During the quarter, we completed an innovative financing arrangement related to our investment in NEXTEL Communications, Inc. that protected a substantial portion of the appreciation in our venture capital portfolio. This transaction, along with subsequent appreciation and sales of NEXTEL common stock, accounted for over 80% of the venture capital gains in the quarter.

Other revenue included a $35 million gain on the sale of the Corporation's remaining interest in Brinson Holdings, Inc. to its management. Brinson Holdings is the institutional investment management company that was sold in 1989.

During the quarter there were $42 million of special charges: $24 million related to a change in accounting treatment for personal computer equipment, and $18 million for litigation and other corporate expenses.

With respect to the balance sheet, capital ratios continued to strengthen. Tier I capital increased to 9.1% and total risk-adjusted capital rose to 14.2%--both up substantially from one year-ago and significantly above the regulatory guidelines for "well-capitalized" status.

In summary, first quarter results underscore the strengths of First Chicago's franchise and the benefits of our diversified earnings base, excellent credit quality and solid capital position. Our management team is committed to strengthening this franchise further and producing attractive returns in each of our businesses. We are confident about First Chicago's prospects and remain optimistic that we will continue to generate attractive financial returns for our stockholders.



                               Richard L. Thomas
                                   Chairman


                                Leo F. Mullin
                                  President


                               David J. Vitale
                                Vice Chairman


In order to provide more timely financial information, beginning with the second quarter of 1994 First Chicago will mail its quarterly earnings news release to all stockholders of record. We will discontinue issuing a separate quarterly report.

Beneficial owners of First Chicago common stock--those who hold the stock through a bank or brokerage account, for example--will not automatically receive the earnings releases. If these stockholders wish to receive the quarterly releases on an ongoing basis, they can send their request in writing to First Chicago Corporation, Corporate Communications, Suite 0358, One First National Plaza, Chicago, IL 60670-0358, or call (312) 732-6204.

EARNINGS AND BALANCE SHEET REVIEW
NET INCOME was $193.8 million, or $2.00 per common share on a fully diluted basis, for the first quarter of 1994. Return on common stockholders' equity
(ROE) was 20%. Net income for the 1993 first quarter was $179.1 million, or $1.91 per common share fully diluted.

Earnings from the core businesses in the first quarter were:
     o $89 million (44% ROE) Consumer Banking;
     o $15 million (19% ROE) Middle Market Banking;
     o $9 million (0.4% ROE) Corporate and Institutional Banking.
Net income from the venture capital business was $69 million, or 73 cents per share.

NET INTEREST INCOME on a tax-equivalent basis was $336 million. Net interest margin increased to 2.75% and average earning assets were $49.5 billion. Adjusted for the effects of credit card securitization and the activities of the Corporation's capital markets subsidiary, net interest margin was a strong 3.93%, up from 3.61% in the first quarter of 1993 and 3.62% in the 1993 fourth quarter.

TOTAL NONINTEREST INCOME was $502 million for the first quarter. Combined trading activities generated a loss of $25 million. Equity securities gains were $134 million, including $119 million from the venture capital portfolio. The remaining $15 million of gains was primarily realized from equity securities held in conjunction with corporate financing activities. The $35 million gain related to the sale of the Corporation's interest in Brinson Holdings, Inc. was recorded in other revenue.

NONINTEREST EXPENSE was $485 million for the quarter, including nonrecurring charges of $42 million. Salaries and benefits reflected lower incentive compensation costs relative to recent periods. Other expense included increased spending in the credit card business. Excluding special items, noninterest expense was up 3% from the year-ago quarter.

The PROVISION FOR CREDIT LOSSES was $50 million for the first quarter. This included $43 million for the consumer portfolios and $7 million principally for middle market commercial credits. NONPERFORMING ASSETS were $280 million, or 1.2% of related assets, essentially unchanged from year-end 1993 and down 26% from one year ago.

The Corporation's ALLOWANCE FOR CREDIT LOSSES was $710 million at quarter-end, representing 300% of nonperforming loans. Of this total, $507 million was related to the commercial segment and $203 million to the consumer portfolios.

NET CHARGE-OFFS were $33 million for the quarter. Commercial net recoveries were $12 million. Consumer net charge-offs, mainly in the credit card portfolio, were $45 million. The net charge-off rate for total average credit card receivables was 3.6%.

The TIER 1 RISK-ADJUSTED CAPITAL RATIO was 9.1%, and the TOTAL RISK-ADJUSTED RATIO was 14.2%. BOOK VALUE at quarter-end was $42.19 per common share.

TOTAL ASSETS increased to $59.8 billion at March 31, up 23% from a year earlier due largely to an accounting change for derivative financial instruments. TOTAL DEPOSITS were $28.8 billion.

ANNUAL MEETING SUMMARY
First Chicago Corporation held its Annual Meeting of Stockholders on Friday, April 8, in First Chicago Center. Chief Financial Officer Robert A. Rosholt summarized the elements that contributed to First Chicago's positive performance in 1993, including record earnings; excellent credit quality indicators; success of the accelerated asset disposition program; and a strong capital position. Reports by the Corporation's senior management are excerpted below:

THOMAS OPTIMISTIC ABOUT CORPORATION'S FUTURE
First Chicago firmly reestablished itself as a high-performing banking company in 1993 and has a solid base for continuing that excellent performance in 1994, Chairman Richard L. Thomas told stockholders. "A year ago, we said that our No. 1 priority for 1993 would be to restore First Chicago to high-performing status. Today, I am pleased to say that, with the support of our customers and stockholders and because of the dedicated efforts of our employees, we have, indeed, accomplished our goal."

The Corporation's strategy for 1994 will be to continue to enhance its position as the largest banking company headquartered in Chicago. "The industry is clearly consolidating," Thomas said, citing BankAmerica's plans to acquire Continental Bank. "Fifteen years ago Chicago was home to four of the 50 largest U.S. banks. Soon, we will have only two of the top 50: The Northern Trust and ourselves."

Thomas reaffirmed First Chicago's commitment to build shareholder value and perform well. "Our quarterly earnings have reflected steady improvement over the past two years, excluding our large write-off of lower quality real estate in the third quarter of 1992. In our view, value comes from quality earnings, growth prospects, and the increases in our price/earnings ratio that ultimately will result from superior performance."

First Chicago should produce reasonable earnings growth in its core businesses over the intermediate term, Thomas said, despite regulatory burdens that continue to impede the ability of banks to compete effectively. "However, if we are to succeed in implementing our plans and in building the franchise over the next several years, we must raise our return on equity to even higher levels, continue to improve our operating efficiency, and in every respect, challenge ourselves to do the best we can."

Thomas added that First Chicago has the constant challenge of balancing short- and long-term earnings. "With consolidation proceeding apace and with constant rumors about the next takeover target, we must be attentive to our earnings performance over the near term to protect against any unwarranted downturn in the price of our shares. Nonetheless, we also plan to invest in people and projects that will support future earnings growth."

While the Corporation has extensive operations throughout the U.S. and important facilities overseas, there is a competitive advantage to being "the leading bank in the Midwest and one of the few banks outside New York City serving the large corporate market," Thomas said. "With this home court advantage and our focus on charting a steady course, I believe we can continue to produce good returns."

Although acquisitions are not critical, Thomas said First Chicago would like to be in a position to acquire in order to facilitate growth. "In order for us to consider any sizeable acquisition, the valuation of our shares will have to improve significantly relative to those of potential acquirees," he said. "In any event, we are determined to be disciplined in our acquisition strategy, and we will enter into a transaction only when we believe it is clearly in the best interests of our stockholders.

"We face a future of opportunities and challenges," Thomas concluded. "But I believe that, with the continued support of our stockholders and customers and the dedication of our employees, it will be an exceedingly bright future for all of us."

MULLIN: OUTLOOK FOR BUSINESSES IS BRIGHT
President Leo F. Mullin reaffirmed that First Chicago's businesses have a "competitive advantage that can be sustained over time."

The credit card business has been a major driver of corporate performance, thanks largely to First Card's proven marketing techniques, sophisticated credit management, state-of-the-art systems and loyal work force. Average credit card receivables grew 21% in 1993 over 1992 levels; receivables ended the year at $10.7 billion.

Mullin said he felt confident about growth prospects for the credit card business. Growth is not dependent on simply getting new cardholders, but rather on taking share from other card issuers and then building outstandings by encouraging widespread card use in nontraditional areas of consumer credit, such as supermarkets and health care, he said.

In the retail market, First Chicago has been the leader in serving Chicago--the third largest consumer market in the U.S. and, by far, the most attractive in the Midwest. The Bank's market share in Chicagoland is 20%. And when credit cards are included, First Chicago does business with well over 1 million area households. "Our challenge now is to move more products through the distribution network and to obtain major gains in efficiency," Mullin said.

American National Corporation, which also has a 20% market share, leads in serving Chicagoland's middle market (companies with $5 million-$150 million in annual sales). "Its success derives from excellence in execution," Mullin said. "At American National, 'hustle' is the strategy--our bankers do the basics better."

In the large corporate market, First Chicago is No. 1 with Midwest companies and among the top banks in the nation. "In 1993, we had our best year ever in each of our corporate businesses: trading, operating products and corporate finance," Mullin said.

Based on these factors, the Corporation's businesses should continue to do well. "First Chicago comprises a set of businesses that were highly successful in 1993," Mullin said. "All have strong prospects for maintaining competitive advantage in the marketplaces in which they compete. Their futures are bright, and collectively they offer stockholders the prospect of excellent returns over time."

VITALE: WE WELCOME COMPETITION
Vice Chairman David J. Vitale asserted that while the competitive marketplace continues to heat up, First Chicago is "up to the challenge."

Technology and deregulation have intensified the competitive environment in the past 20 years. "These two factors have
                                                           (continued on page 8)

CONSOLIDATED BALANCE SHEET
First Chicago Corporation and Subsidiaries
- - -----------------------------------------------------------------------
March 31 (Dollars in millions)                          1994       1993
- - -----------------------------------------------------------------------
ASSETS
Cash and due from banks--noninterest-bearing........ $ 3,621    $ 3,398
Due from  banks--interest-bearing...................   7,926      6,193
Federal funds sold and securities under resale
 agreements.........................................  10,475      7,292
Trading account assets..............................   4,748      3,276
Investment securities...............................   2,253      2,272
Loans (net of unearned discount--$297 in 1994 and
 $319 in 1993)......................................  23,782     21,666
 Less allowance for credit losses...................     710        610
                                                     -------    -------
 Total loans, net...................................  23,072     21,056
Premises and equipment..............................     612        593
Accrued income receivable...........................     377        347
Customers' acceptance liability.....................     502        546
Derivative product assets...........................   5,047          -
Other assets........................................   1,210      3,509
                                                     -------    -------
       Total assets................................. $59,843    $48,482
                                                     =======    =======
- - -----------------------------------------------------------------------

LIABILITIES
Deposits
 Demand............................................. $ 7,114    $ 6,305
 Savings............................................   7,633      7,613
 Time...............................................   4,445      5,784
 Foreign offices....................................   9,641      7,985
                                                     -------    -------
       Total deposits...............................  28,833     27,687
Federal funds purchased and securities under
 repurchase agreements..............................   9,266      6,195
Other funds borrowed................................   8,284      5,293
Long-term debt......................................   2,265      1,905
Acceptances outstanding.............................     502        546
Derivative product liabilities......................   4,574          -
Other liabilities...................................   1,711      3,099
                                                     -------    -------
       Total liabilities............................  55,435     44,725
- - -----------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock--without par value, authorized
 15,000,000 shares..................................     761        869
Common stock--$5 par value..........................     434        416
- - ----------------------------------------------------
                            1994            1993
- - ----------------------------------------------------
  Number of shares
   authorized.......... 150,000,000     150,000,000
  Number of shares
   issued..............  86,788,368      83,144,528
  Number of shares
   outstanding.........  86,440,453      83,046,898
Surplus.............................................   1,725      1,612
Retained earnings...................................   1,504        861
Other adjustments...................................      (1)         2
                                                     -------    -------
       Total........................................   4,423      3,760
- - -----------------------------------------------------------------------
Less Treasury stock at cost: 347,915 shares in 1994
 and 97,630 shares in 1993..........................      15          3
                                                     -------    -------

       Stockholders' equity.........................   4,408      3,757
                                                     -------    -------

       Total liabilities and stockholders' equity... $59,843    $48,482
                                                     =======    =======
- - -----------------------------------------------------------------------

NOTE: In 1994, the Corporation has prospectively changed its balance sheet presentation to a separate disclosure of derivative product assets and liabilities, which includes currency options purchased and currency options written. This change is consistent with the prospective adoption of FASB Interpretation No. 39 that requires the reporting of unrealized gains on derivative financial instruments as assets and unrealized losses on derivative financial instruments as liabilities. Carrying value amounts recognized for derivative financial instruments executed with the same counterparty under a legally enforceable master netting arrangement are offset. Previously, the Corporation reported unrealized gains and losses related to certain derivative financial instruments on a net basis. In addition, currency options purchased and currency options written totaled $549 million and $522 million, respectively, at March 31, 1993 and are included in other assets and other liabilities.

CONSOLIDATED INCOME STATEMENT
FIRST CHICAGO CORPORATION AND SUBSIDIARIES

- - --------------------------------------------------------------------------------------------
                                                                         Three Months Ended
                                                                              March 31

(In millions, except per share data)                                       1994       1993
- - --------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans.............................................    $437.6     $422.8
Interest on bank balances..............................................      75.0       78.8
Interest on federal funds sold and securities under resale agreements..      91.0       84.6
Interest on trading account assets.....................................      59.1       50.7
Interest on investment securities (including dividends)................      15.9       22.3
                                                                           ------     ------
        Total..........................................................     678.6      659.2
- - --------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits...................................................     153.9      171.0
Interest on federal funds purchased and securities under repurchase
  agreements...........................................................      81.8       81.2
Interest on other funds borrowed.......................................      71.4       75.3
Interest on long-term debt.............................................      40.9       32.9
                                                                           ------     ------
        Total..........................................................     348.0      360.4
- - --------------------------------------------------------------------------------------------
NET INTEREST INCOME....................................................     330.6      298.8
Provision for credit losses............................................      50.0       65.0
                                                                           ------     ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES..................     280.6      233.8
- - --------------------------------------------------------------------------------------------
NONINTEREST INCOME
Combined trading profits (losses)......................................     (24.7)      54.5
Equity securities gains................................................     134.2      133.2
Investment securities gains............................................       0.5          -
                                                                           ------     ------
        Market-driven revenue..........................................     110.0      187.7
Credit card fee revenue................................................     182.3      146.7
Service charges and commissions........................................     101.3       98.2
Fiduciary and investment management fees...............................      52.4       48.5
Other income...........................................................      55.9        9.4
                                                                           ------     ------
        Total..........................................................     501.9      490.5
- - --------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits.........................................     207.4      198.8
Occupancy expense of premises, net.....................................      34.8       39.0
Equipment rentals, depreciation and maintenance........................      53.3       27.0
Other expense..........................................................     188.8      168.8
                                                                           ------     ------
        Subtotal.......................................................     484.3      433.6
Provision for other real estate........................................       0.2        0.5
                                                                           ------     ------
        Total..........................................................     484.5      434.1
- - --------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES.............................................     298.0      290.2
Applicable income taxes................................................     104.2      111.1
                                                                           ------     ------
NET INCOME.............................................................    $193.8     $179.1
                                                                           ======     ======
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS' EQUITY.................    $180.0     $165.5
                                                                           ======     ======
- - --------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  PRIMARY..............................................................    $ 2.05     $ 1.97
  FULLY DILUTED........................................................    $ 2.00     $ 1.91
- - --------------------------------------------------------------------------------------------

FIVE-QUARTER COMPARATIVE INCOME STATEMENT
FIRST CHICAGO CORPORATION AND SUBSIDIARIES


- - -------------------------------------------------------------------------------------------------------------------------
                                                                                        Three Months Ended
                                                                         ------------------------------------------------
                                                                         MARCH 31   Dec. 31  Sept. 30   June 30  March 31
(In millions, except per share data)                                         1994      1993      1993      1993      1993
- - -------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans.............................................    $437.6    $415.3    $433.0    $416.3    $422.8
Interest on bank balances..............................................      75.0      70.0      73.3      75.9      78.8
Interest on federal funds sold and securities under resale agreements..      91.0      89.6      88.6      82.0      84.6
Interest on trading account assets.....................................      59.1      56.3      59.2      55.7      50.7
Interest on investment securities (including dividends)................      15.9      16.5      14.6      18.6      22.3
                                                                           ------    ------    ------    ------    ------
          Total........................................................     678.6     647.7     668.7     648.5     659.2
- - -------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits...................................................     153.9     156.7     155.8     160.6     171.0
Interest on federal funds purchased and securities under repurchase
 agreements............................................................      81.8      81.1      74.2      71.6      81.2
Interest on other funds borrowed.......................................      71.4      70.2      73.4      76.9      75.3
Interest on long-term debt.............................................      40.9      39.0      42.2      36.2      32.9
                                                                           ------    ------    ------    ------    ------
          Total........................................................     348.0     347.0     345.6     345.3     360.4
- - -------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME....................................................     330.6     300.7     323.1     303.2     298.8
Provision for credit losses............................................      50.0      70.0      65.0      70.0      65.0
                                                                           ------    ------    ------    ------    ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES..................     280.6     230.7     258.1     233.2     233.8
- - -------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Combined trading profits (losses)......................................     (24.7)     61.2      77.3      91.6      54.5
Equity securities gains................................................     134.2      40.1     228.2      78.7     133.2
Investment securities gains (losses)...................................       0.5       0.9      (0.8)      0.2         -
                                                                           ------    ------    ------    ------    ------
        Market-driven revenue..........................................     110.0     102.2     304.7     170.5     187.7
Credit card fee revenue................................................     182.3     196.6     186.7     164.2     146.7
Service charges and commissions........................................     101.3     122.4     108.0     103.9      98.2
Fiduciary and investment management fees...............................      52.4      50.7      47.9      53.6      48.5
Other income...........................................................      55.9      51.1      38.1      11.3       9.4
                                                                           ------    ------    ------    ------    ------
          Total........................................................     501.9     523.0     685.4     503.5     490.5
- - -------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits.........................................     207.4     226.5     217.7     210.9     198.8
Occupancy expense of premises, net.....................................      34.8      35.7      37.0      36.0      39.0
Equipment rentals, depreciation and maintenance........................      53.3      30.3      26.5      26.5      27.0
Other expense..........................................................     188.8     188.2     192.8     192.2     168.8
                                                                           ------    ------    ------    ------    ------
          Subtotal.....................................................     484.3     480.7     474.0     465.6     433.6
Provision for other real estate........................................       0.2       1.2       1.5       1.0       0.5
                                                                           ------    ------    ------    ------    ------
          Total........................................................     484.5     481.9     475.5     466.6     434.1
- - -------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES.............................................     298.0     271.8     468.0     270.1     290.2
Applicable income taxes................................................     104.2      99.0     183.9     101.6     111.1
                                                                           ------    ------    ------    ------    ------
NET INCOME.............................................................    $193.8    $172.8    $284.1    $168.5    $179.1
                                                                           ======    ======    ======    ======    ======
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS' EQUITY.................    $180.0    $159.0    $270.3    $152.7    $165.5
                                                                           ======    ======    ======    ======    ======
- - -------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
  PRIMARY..............................................................     $2.05     $1.81     $3.14     $1.81     $1.97
  FULLY DILUTED........................................................     $2.00     $1.77     $2.97     $1.72     $1.91
- - -------------------------------------------------------------------------------------------------------------------------

CREDIT DATA
First Chicago Corporation and Subsidiaries

- - ---------------------------------------------------------------------------------------------------------------------
                                                                                For the Quarter Ended
                                                                -----------------------------------------------------
(Dollars in millions)                                            3/31/94    12/31/93    9/30/93    6/30/93    3/31/93
- - ---------------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES
Commercial....................................................      $  7        $  8       $ 19       $ 24       $ 27
Consumer......................................................        43          62         46         46         38
                                                                    ----        ----       ----       ----       ----
Total.........................................................        50          70         65         70         65

TOTAL CHARGE-OFFS.............................................        64          66         59         54        100
TOTAL RECOVERIES..............................................        31          27         22         22         26
NET CHARGE-OFFS
  Commercial
     Commercial real estate...................................         -           9         21          5         16
     Other....................................................       (12)          1         (5)         1         30
                                                                    ----        ----       ----       ----       ----
     Total....................................................       (12)         10         16          6         46
  Consumer....................................................        45          29         21         26         28
                                                                    ----        ----       ----       ----       ----
Total.........................................................        33          39         37         32         74

NONPERFORMING ASSETS
Commercial real estate........................................       101         108        151        190        143
Troubled-country debtor.......................................        50          50         57         57         57
Other.........................................................        86          76         99        123        151
                                                                    ----        ----       ----       ----       ----
  Nonperforming loans.........................................       237         234        307        370        351
  Other real estate, net......................................        43          43         44         45         26
                                                                    ----        ----       ----       ----       ----
Total nonperforming assets (NPA)..............................       280         277        351        415        377

NPA AS A PERCENTAGE OF LOANS AND OTHER REAL ESTATE............       1.2%        1.2%       1.6%       1.9%       1.7%
TOTAL RESERVE AS A PERCENTAGE OF LOANS........................       3.0%        3.0%       2.9%       2.9%       2.8%
TOTAL RESERVE AS A PERCENTAGE OF NONPERFORMING LOANS..........       300%        292%       208%       170%       174%




CAPITAL DATA
- - ---------------------------------------------------------------------------------------------------------------------
                                                                 3/31/94    12/31/93    9/30/93    6/30/93    3/31/93
- - ---------------------------------------------------------------------------------------------------------------------
Common Equity/Assets (1)......................................       6.6%        7.2%       7.0%       6.5%       6.4%
Risk-Based Capital Ratios (1)
  Tier 1......................................................       9.1%        8.8%       8.7%       8.0%       7.8%
  Total.......................................................      14.2%       13.6%      13.5%      13.0%      12.4%
Leverage Ratio (1)............................................       7.8%        8.0%       8.0%       7.4%       7.3%
Book Value of Common Equity...................................    $42.19      $40.55     $39.03     $36.27     $34.78

(1) Net of investment in First Chicago Capital Markets, Inc.

substantially enhanced our ability and the ability of our competitors to take advantage of a less constrained marketplace," he noted. First Chicago faces competition on many fronts other than from commercial banks: for example, from mutual funds and insurance companies, brokerage houses, even telephone and automobile companies.

"We have positioned ourselves well, we have excellent franchises and financial strength, and most important, we are committed to quality execution. Success is dictated by one simple principle: delivering value to customers. This means working closely with our customers and providing solutions for their financial problems."

Examples of how First Chicago is meeting the new needs of the marketplace include changing consumer delivery channels; applying new technology and developing highly efficient systems for First Card; offering FirstWindow 2000, a patented information delivery system for corporations; and most recently, underwriting and distributing corporate debt securities through First Chicago Capital Markets, Inc.

"We know that we face a more challenging marketplace," Vitale acknowledged, "but we can and will take advantage of this challenge and the strength of our position as the only major Chicago-based financial institution."


STOCKHOLDER QUESTIONS

Management responded to a number of questions and comments. Two that may be of general interest are summarized here:

Q. Will you address the subject of derivatives, which have been in the news lately? [A derivative is a financial instrument--such as an interest-rate or currency swap--that "derives" its value from price changes in an underlying asset.]

A. Chicago is actually the home of the derivatives business. All the leading exchanges--the Chicago Board Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade--are derivatives houses, and they are very important to the city.

Derivatives are risk management tools. They can be used for speculation, but they also have sound business purposes. First Chicago has been dealing in derivatives for 10 years, and has important trading capabilities and expertise in this area. The Corporation uses derivatives primarily in two ways: first, to hedge interest-rate risks on its balance sheet and second, to help corporate customers manage their business risks. Anyone serving large corporations operating in global markets has to be involved in the derivatives business. The Corporation monitors its exposure to derivatives very carefully.


Q. Why did First Chicago pay such a high price to acquire Lake Shore Bancorp?

A. The Corporation agreed to pay $323 million, about 2.6 times book value for Lake Shore, which is a full price but well worth it for strategic and financial reasons. Strategically, there is no more attractive "micromarket" in Chicagoland than North Michigan Avenue, where Lake Shore is headquartered. Thousands of small companies and affluent consumers within a short distance of that major street contribute to the area's more than $10 billion economy. Financially, First Chicago can use its resources in consumer and middle market banking--which far exceed the resources Lake Shore has as a much smaller institution--to build revenue over time. From an efficiency standpoint, the Lake Shore business can be folded into First Chicago with substantial cost-savings.


FORMAL BUSINESS OF THE MEETING

A total of 74.3 million shares were represented in person or by proxy, or nearly 86% of the total shares outstanding.

Stockholders elected the 17 Director nominees named in the Proxy Statement. Each of the nominees received more than 73 million votes, in excess of 98% of the shares voted at the meeting. The particulars are:

                               For            Withheld
Richard L. Thomas          73,840,082          508,341
Richard M. Morrow          74,020,614          327,809
Donald P. Jacobs           73,837,011          511,412
John H. Bryan              73,946,468          401,955
Patrick G. Ryan            73,846,922          501,501
Roger W. Stone             73,049,871        1,298,552
Jerry K. Pearlman          73,828,656          519,767
James J. O'Connor          73,814,057          534,366
Earl L. Neal               74,024,604          323,819
Jack F. Reichert           73,837,646          510,777
Adele Simmons              74,019,449          328,974
Dean L. Buntrock           73,848,176          500,247
James S. Crown             73,836,799          511,624
Leo F. Mullin              73,902,656          445,767
David J. Vitale            73,925,435          422,988
Donald V. Fites            73,140,172        1,208,251
Andrew J. McKenna          74,033,232          315,191

Stockholders ratified the appointment of Arthur Andersen & Co. as the Corporation's independent auditors for 1994. Of the shares present and entitled to vote, 73,942,712 (99.5%) were voted for; 117,391 (0.1%) were voted against; and 288,320 (0.3%) abstained.

Board of Directors

Richard L. Thomas
Chairman of the Board and
Chief Executive Officer
First Chicago Corporation

Leo F. Mullin
President and
Chief Operating Officer
First Chicago Corporation

David J. Vitale
Vice Chairman of the Board
First Chicago Corporation

John H. Bryan*
Chairman of the Board and
Chief Executive Officer
Sara Lee Corporation

Dean L. Buntrock
Chairman of the Board and
Chief Executive Officer
WMX Technologies, Inc.

James S. Crown
General Partner
Henry Crown and Company
(Not Incorporated)

Donald V. Fites*
Chairman of the Board and
Chief Executive Officer
Caterpillar Inc.

Donald P. Jacobs
Dean of the J. L. Kellogg
Graduate School of Management
Northwestern University

Andrew J. McKenna*
Chairman of the Board, President
and Chief Executive Officer
Schwarz Paper Company

Richard M. Morrow*
Retired Chairman and
Chief Executive Officer
Amoco Corporation

Earl L. Neal
Principal
Earl L. Neal & Associates

James J. O'Connor
Chairman and
Chief Executive Officer
Commonwealth Edison Company

Jerry K. Pearlman
Chairman and
Chief Executive Officer
Zenith Electronics Corporation



Jack F. Reichert
Chairman of the Board and
Chief Executive Officer
Brunswick Corporation

Patrick G. Ryan
President and
Chief Executive Officer
Aon Corporation

Adele Simmons
President
The John D. and Catherine T.
MacArthur Foundation

Roger W. Stone
Chairman of the Board, President
and Chief Executive Officer
Stone Container Corporation

*Member of the Audit Committee



Stockholder Information

Inquiries

Stockholders who have questions about stock transfers, changes of address, dividend payments or lost certificates should contact First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303-2500. 1-800-446-2617.

Dividend Direct Deposit

First Chicago offers common stockholders the convenience of having dividends electronically deposited without charge into their checking, savings or money market account at most U.S. financial institutions. To obtain an enrollment card, contact First Chicago Trust Company of New York.

Dividend Reinvestment and Stock Purchase Plan

Stockholders can increase their ownership in the Corporation without brokerage commissions or service fees through the Dividend Reinvestment and Stock Purchase Plan. For a prospectus and an enrollment card, contact First Chicago Trust Company of New York.

Financial Reports

Requests for annual and quarterly reports and 10-K and 10-Q filings should be addressed to Corporate Communications, First Chicago Corporation, Mail Suite 0358, Chicago, IL 60670-0358. (312) 732-6204.

Investor Relations

Analysts and investors seeking additional financial information should contact Investor Relations, First Chicago Corporation, Mail Suite 0460, Chicago, IL 60670-0460. (312) 732-4812 or (312) 732-8013.

                               Inside Back Cover